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                             September 16, 2022

       Andrew Nussbaum
       Member
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, New York 10019

                                                        Re: Pzena Investment
Management, Inc.
                                                            Schedule 13E-3
filed August 22, 2022
                                                            Filed by PIM, LLC
et al.
                                                            SEC File No.
5-83243
                                                            PREM14A filed
August 22, 2002
                                                            SEC File No.
1-33761

       Dear Mr. Nussbaum:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in the proxy statement filed on August 22,
       2002.

       Schedule 13E-3 filed August 22, 2022

       General

   1.                                                   Please advise
supplementally why you have not included Mr. Richard Pzena as a filer on the Schedule 13E-3. We
note that he is Chairman, CEO, founder and the largest
                                                        shareholder of Pzena
Investment Management, LLC and also a control person of PIM,
                                                        LLC. Alternatively,
revise the Schedule 13E-3 to add him as a filer and to include all of the information
required by the Schedule in the proxy statement.
   2. We note the disclosure in the proxy statement that PIM, LLC engaged JPMorgan as a financial advisor on
this transaction. We further note the disclosure regarding JPMorgan's
 Andrew Nussbaum
Wachtell, Lipton, Rosen & Katz
September 16, 2022
Page 2
         role in the negotiations relating to the merger. However, we are not able to locate the disclosure required by Item 1015 of Regulation MA and Item 9 of
Schedule 13E-3 as to
         JPMorgan and any reports, whether oral or written, it presented to a filing person. In addition, no written materials from JPMorgan have been filed as exhibits to the Schedule
         13E-3. Please advise. Among other matters, your response should make clear whether
         JPMorgan provided written materials to a filing person or its representatives. If so, but you do not believe those materials must be filed or described in the proxy statement, it should outline your views on why those materials are not materially related to the going private transaction.
3. The safe harbor for forward-looking statements in the Private Securities Litigation Reform
         Act of 1995 does not apply to statements made in connection with a going private transaction. Therefore, please delete or revise the reference to the Act's safe harbor provisions found on page 77 of the proxy statement.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



FirstName LastNameAndrew Nussbaum                             Sincerely,
Comapany NameWachtell, Lipton, Rosen & Katz
                                                              Division of
Corporation Finance
September 16, 2022 Page 2                                     Office of Mergers
& Acquisitions
FirstName LastName